# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMPBELL'S Co, CIK 0000016732
CUSIP: 134429109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Campbell Pl, Camden, New Jersey (NJ), 08103
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002105655

## Reporting persons
- Consul FL LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 17,274,200; shared voting power 0; sole dispositive power 17,274,200; shared dispositive power 0; aggregate amount beneficially owned 17,274,200 (5.79% of the class)
  Comment: Reporting person is a holding company formed for the purpose of passively holding shares of the Issuer.

## Item 1. Issuer
Name of issuer: CAMPBELL'S Co
Address of issuer's principal executive offices: 1 Campbell Place Camden, NJ, 08103

## Item 2. Person Filing
Name of person filing: Catherine D. Malone, as Trustee of the Mary Alice Dorrance Malone Revocable Trust
Address of principal business office or, if none, residence: FL
Citizenship: FL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,274,200
Percent of class: 5.79%
Sole power to vote or to direct the vote: 17,274,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,274,200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Consul FL LLC: /s/ Carolyn Nachmias, Manager (01/20/2026)